EXHIBIT 11.1

Computation of Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method.

The computation of Basic and Diluted EPS is as follows:

	2001	2002	2003
Net income (loss)	$(314)	$147	$6,211

Weighted average shares – Basic	10,000,000	10,000,000	10,000,000
Effect of dilutive stock options	—	277,119	226,976

Weighted average shares – Diluted	10,000,000	10,277,119	10,226,976

Basic earnings (loss) per share:	$(0.03)	$0.01	$0.62

Diluted earnings (loss) per share:	$(0.03)	$0.01	$0.61

Potential common shares of 362,000, 0 and 0 for 2001, 2002 and 2003, respectively, have been excluded from the earnings (loss) per share computations because the effect of their inclusion would be anti-dilutive.